Exhibit 99.1

Investor and Media Contacts:
IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the Second Quarter of 2026

Ordered 15 mid-size, ultra-high-reefer, wide-beam, latest generation newbuilds for an aggregate contract price of $1.33 billion, over 75% of which is covered by expected Adj. EBITDA from initial charters
100% contract cover for 2026 and 90% for 2027
Annualized dividend of $2.50 per Class A Common Share

ATHENS, GREECE – August 5, 2026 - Global Ship Lease, Inc. (NYSE: GSL) (the “Company”, “Global Ship Lease” or “GSL”), an owner of containerships, announced today its unaudited results for the three and six-month periods ended June 30, 2026.

Second Quarter of 2026 and Year to Date Highlights and Other Recent Developments

- 2Q 2026 operating revenue of $198.7 million. 1H 2026 operating revenue of $396.8 million.

- 2Q 2026 net income available to common shareholders of $89.3 million, or $2.48 Earnings per Share (EPS). 1H 2026 net income available to common shareholders of $180.7 million, or $5.02 EPS.

- 2Q 2026 normalized net income (a non-U.S. GAAP financial measure, described below)3 of $89.3 million, or $2.48 normalized EPS³. 1H 2026 normalized net income of $181.4 million, or $5.04 normalized EPS.

- 2Q 2026 Adjusted EBITDA (a non-U.S. GAAP financial measure, described below)3 of $131.4 million. 1H 2026 Adjusted EBITDA of $264.6 million.

- In June 2026, announced that we have agreed individual newbuilding contracts for 15 mid-size, ultra-high-reefer, wide-beam, latest-generation containerships (“Newbuildings”) for an aggregate purchase price of approximately $1.3 billion. These highly flexible ships have been designed and specified to ensure a superior fit for existing and future market needs, with deliveries scheduled to take place between the fourth quarter of 2028 and the first quarter of 2030. Upon delivery from the respective shipyards, the Newbuildings are contracted to commence employment on multi-year charters, with an average TEU-weighted firm charter term of 7.1 years and at rates expected to generate more than $1.0 billion of Adjusted EBITDA.

- Added $1.45 billion of contracted revenues during 1H 2026 from new charters and extensions on our existing fleet and initial firm charters from the 15 Newbuildings, bringing total contracted revenues as of June 30, 2026, to $3.2 billion, over a TEU-weighted average remaining duration (assuming median firm charter periods) of 3.3 years.

- Declared a dividend of $0.625 per Class A common share for the second quarter of 2026, to be paid on September 3, 2026 to Class A common shareholders of record as of August 21, 2026. Paid a dividend of $0.625 per Class A common share for the first quarter of 2026 on June 3, 2026.

- On June 16, 2026, announced updates by two leading credit rating agencies. Moody’s Investor Service maintained our Ba2 Corporate Family Rating, and upgraded to a positive outlook from a stable outlook. Kroll Bond Rating Agency maintained our corporate credit rating at BB+, with a stable outlook, while also affirming the BBB/stable investment grade rating and stable outlook for our 5.69% Senior Secured Notes due July 15, 2027 (the “2027 Secured Notes”). In addition, on July 7, 2026, S&P Global issued a press release maintaining our Issuer Credit Rating for GSL of BB+, with a stable outlook.

- During April and May of 2026, we entered into agreements for the forward sales of four non-core ships, built 2000 – 2002, for an aggregate price of $65.5 million and an anticipated gain on sale of approximately $33.0 million. The ships are scheduled to be delivered to the buyers upon expiry of the vessels’ respective charters: Manet, Kumasi and Julie (2,200 TEU, 2001/2-built) in 4Q 2026, 1Q 2027 and 3Q 2027, respectively, and Ian H (5,900 TEU, 2000-built) in 4Q 2027.

- On December 1, 2025, announced the purchase of three 8,586 TEU Korean-built containerships with ECO upgrades (the “Three Newly Acquired Vessels”) for an aggregate purchase price of $90.0 million. Two of the vessels were delivered to us in December 2025 and the third was delivered to us in January 2026. In June 2026, we entered into a loan agreement with Bank of America for $55.5 million to finance these acquisitions. The loan bears interest at SOFR + 1.40% and has a maturity of five years.

George Youroukos, our Executive Chairman, stated: “We are proud to have delivered another quarter of strong results, as our strategic focus on optionality and flexible tonnage continues to serve us well in a highly volatile and unpredictable world. While underlying containerized freight flows remained quite firm throughout the quarter, geopolitics once again played an outsized role in re-arranging and complicating global trade. This was evident not only in and around the Strait of Hormuz, but also in the continued decentralization of global supply chains outside of China and beyond the East-West mainlane trades serviced by ultra-large containership tonnage. As a result, our liner customers are placing a premium on flexibility and reliability in the supply chain, actively expanding their access to flexible, mid-size containerships like those in the GSL fleet. In these conditions, we have taken the opportunity to continue locking in multi-year charters at attractive rates. With 100% charter coverage for 2026, 90% coverage for 2027, and over $3 billion in contracted revenues over 3.3 years, including our Newbuildings, we are in a strong position now and moving forward.

“We have long appreciated that a combination of patience, discipline and the ability to act quickly is essential to successful fleet investment. On that basis, we are very pleased to have complemented our ongoing on-the-water investment strategy with the addition of highly attractive newbuilding orders for 15 mid-size, ultra-high-reefer, wide-beam, latest generation ECO newbuildings. The initial charters for the Newbuildings, averaging just over 7 years in duration, de-risk the investment right out of the gate, providing expected adjusted EBITDA equivalent to over 75% of the contracted purchase price within 25% of the ships’ expected economic life. Thereafter, we believe that the highly optimized specification and flexibility of these vessels position them to be the workhorses of global containerized trade for many years to come. With charters for five of the 15 Newbuildings structured to include extension options at rates 25% above their initial levels, it is clear that we are not alone in this view. In summary, these high-upside, low-downside risk Newbuildings meet our long-established, demanding investment criteria while also significantly reducing our average fleet age and providing a runway for reliable cash generation throughout the years ahead.”

Thomas Lister, our Chief Executive Officer, stated: “Optionality remains at the core of our approach to an ever more complex and dynamic containerized trade landscape. As the industry grapples with an ever-expanding series of unpredictable and sometimes dangerous geopolitical developments, it remains imperative that we all keep the welfare of seafarers front-of-mind. Amid this environment, we have continued to find prudent, attractive opportunities to unlock value across finance, operations, chartering, selective divestments and fleet renewal. The strength of our fortress balance sheet and our disciplined capital allocation and decision-making have been affirmed by successive enhancements to our credit ratings and outlooks, and those in turn have provided yet further support to our ability to pay a robust dividend while also being nimble enough to pounce on exciting opportunities to partner with top liners in the newbuild market. Our joint commitment to optionality maximization and decisive, opportunistic action is driving this progress on all fronts, enabling us to create lasting shareholder value amidst both natural cyclicality and unprecedented geopolitical tumult."

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025

Operating Revenues (1)	198,689	191,859	396,768	382,834
Operating Income	93,867	101,762	191,285	230,260
Net Income (2)	89,292	93,053	180,737	214,063
Adjusted EBITDA (3)	131,366	134,183	264,551	266,481
Normalized Net Income (3)	89,261	95,149	181,351	189,426

(1) Operating Revenues are net of address commissions which represent a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate and also includes the amortization of intangible liabilities, the effect of the straight lining of time charter modifications and the compensation from charterers for drydock and for other capitalized expenses for vessel upgrades or retrofits. Brokerage commissions are included in “Time charter and voyage expenses” (see below).

(2) Net Income available to common shareholders.

(3) Adjusted EBITDA, Normalized Net Income, and Normalized Earnings per Share are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. For reconciliations of these non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Operating Revenues and Utilization

Operating revenues derived from fixed-rate, mainly long-term, time-charters were $198.7 million in the second quarter of 2026, up $6.8 million (or 3.5%) on operating revenues of $191.9 million in the prior year period. The period-on-period increase in operating revenues was principally due to (i) the net effect of higher rates on charter renewals, (ii) the addition of the Three Newly Acquired Vessels offset by the sale of Dimitris Y in the fourth quarter of 2025 and (iii) a non-cash $3.1 million increase in the amortization of intangible liabilities arising from below-market charters attached to certain vessel additions counterbalanced by a non-cash $0.4 million negative effect from straight lining time charter modifications. There were 210 days of offhire in the second quarter of 2026, of which 181 were for scheduled drydockings, compared to 182 days of offhire and idle time in the prior year period, of which 145 were for scheduled drydockings. Utilization for the second quarter of 2026 was 96.7% compared to utilization of 97.1% in the prior year period.

For the six months ended June 30, 2026, operating revenues were $396.8 million, up $14.0 million (or 3.7%) on operating revenues of $382.8 million in the comparative period, mainly due to (i) the net effect of higher rates on charter renewals, (ii) the addition of the Three Newly Acquired Vessels offset by the sales of four vessels in 2025 (Tasman, Keta, Akiteta and Dimitris Y) and (iii) a non-cash $6.1 million increase in the amortization of intangible liabilities arising from below-market charters attached to certain vessel additions counterbalanced by a non-cash $1.7 million negative effect from straight lining time charter modifications. There were 328 days of offhire in the six-month period ended June 30, 2026, of which 265 were for scheduled drydockings, compared to 588 days of offhire and idle time in the prior year period, of which 475 were for scheduled drydockings. Utilization for the six-month period ended June 30, 2026 was 97.4% compared to utilization of 95.4% in the prior year period.

Our revenue origin by country, using the respective head office location of each of our charterers as a proxy for origin, for the six months ended June 30, 2026 and 2025, respectively, was as follows:

Unaudited Revenue origin by country [1]	Six months ended June 30, 2026		Six months ended June 30, 2025
	Revenue (USD million)	Percentage of revenue	Revenue (USD million)	Percentage of revenue
Denmark (Maersk)	117.45	29.60%	122.00	31.87%
France (CMA CGM)	79.07	19.93%	71.14	18.59%
Germany (Hapag Lloyd)	74.17	18.69%	73.03	19.08%
Switzerland (MSC)	55.76	14.05%	42.99	11.23%
China, including Hong Kong (COSCO & OOCL)	29.11	7.34%	21.99	5.74%
Israel (ZIM)	26.52	6.68%	33.75	8.81%
Singapore (ONE, Swire Shipping, RCL Feeder)	14.69	3.71%	9.85	2.57%
USA (Matson)	-	-	5.80	1.51%
Taiwan (Wan Hai)	-	-	2.28	0.60%
Total	396.77	100.00%	382.83	100.00%

1.	Based on jurisdiction of head office of each charterer.

The table below shows unaudited fleet utilization data for the three and six months ended June 30, 2026 and 2025, and for the years ended December 31, 2025, 2024, 2023 and 2022.

	Three months ended		Six months ended		Year ended
	June 30,	June 30,	June 30,	June 30,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2026	2025	2026	2025	2025	2024	2023	2022

Ownership days	6,461	6,279	12,843	12,683	25,323	24,937	24,285	23,725
Planned offhire - scheduled drydock	(181)	(145)	(265)	(475)	(816)	(807)	(701)	(581)
Unplanned offhire	(29)	(29)	(63)	(70)	(262)	(144)	(233)	(460)
Idle time	-	(8)	-	(43)	(47)	(15)	(62)	(30)
Operating days	6,251	6,097	12,515	12,095	24,198	23,971	23,289	22,654

Utilization	96.7%	97.1%	97.4%	95.4%	95.6%	96.1%	95.9%	95.5%

During the six-month period ended in June 30, 2026, we completed four drydockings. As of June 30, 2026, one regulatory drydocking was in progress and 11 further regulatory drydockings are anticipated in 2026.

Vessel Operating Expenses

Vessel operating expenses, which are primarily the costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 12.9% to $57.0 million for the second quarter of 2026 or an average of $8,821 per day, compared to $50.5 million in the prior year period, or an average of $8,045 per day. The increase of $6.5 million was mainly due to (i) the addition of the Three Newly Acquired Vessels offset by the sale of Dimitris Y in the fourth quarter of 2025, (ii) an increase in crew expenses following the continued strength of the market that led to crew shortage, resulting in an increase in crew wages by approximately 5.0%, (iii) an increase in stores, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery due to timing of planned schedule, (iv) an increase in annual premiums for all P&I Clubs and (v) the impact of inflation on fees and expenses, including management fees.

For the six-month period ended June 30, 2026, vessel operating expenses were $109.7 million, or an average of $8,543 per day, compared to $100.5 million in the comparative period, or $7,925 per day, an increase of $618 per ownership day, or 7.8%. The increase of $9.2 million was mainly due to (i) the addition of the Three Newly Acquired Vessels offset by the sale of four vessels in 2025, (ii) an increase in crew expenses following our decision to increase the number of seafarers on board to improve the vessels’ conditions, (iii) an increase in stores, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery due to timing of planned schedule, (iv) an increase in annual premiums for all P&I Clubs and (v) the impact of inflation on fees and expenses, including management fees.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly commissions paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle, and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $6.5 million for the second quarter of 2026, compared to $5.1 million in the prior year period due to (i) increase in voyage administration costs and operational requests from charterers and (ii) increase in brokerage commissions on charter renewals at higher rates.

For the six-month period ended June 30, 2026, time charter and voyage expenses were $12.1 million, or an average of $941 per day, compared to $11.6 million in the comparative period, or $915 per day, an increase of $26 per ownership day, or 2.8% mainly due to increased commissions on charter renewals at higher rates.

Depreciation and Amortization

Depreciation and amortization for the second quarter of 2026 was $34.2 million, compared to $30.3 million in the prior year period. The increase was mainly due to the nine drydockings completed after June 30, 2025 and the addition of the Three Newly Acquired Vessels offset by the sale of Dimitris Y in the fourth quarter of 2025.

Depreciation and amortization for the six-month period ended June 30, 2026 was $67.7 million, compared to $60.1 million in the comparative period, mainly due to the factors noted above offset by the sale of four vessels in 2025.

General and Administrative Expenses

General and administrative expenses were $7.2 million in the second quarter of 2026, compared to $4.1 million in the comparative period. The increase was mainly due to the non-cash charge for stock based compensation expense recognized in relation to the valuation of awards of Class A common shares under our Equity Incentive Plan.

General and administrative expenses were $16.0 million for the six-month period ended June 30, 2026, compared to $8.7 million in the comparative period mainly due to the factors noted above.

Gain on sale of vessels

Tasman (5,900 TEU, built 2000), Akiteta (2,200 TEU, built 2002), and Keta (2,200 TEU, built 2003) were sold for an aggregate gain of $28.3 million in the first quarter of 2025. None of our vessels were sold during the first half of 2026.

Adjusted EBITDA1

Adjusted EBITDA was $131.4 million for the second quarter of 2026, down from $134.2 million for the prior year period, with the net decrease being mainly due to increased operating and voyage expenses.

Adjusted EBITDA for the six-month period ended June 30, 2026 was $264.6 million, compared to $266.5 million for the comparative period, a decrease of $1.9 million or 0.7% mainly due to the reasons noted above.

Interest Expense and Interest Income

Debt as of June 30, 2026 totaled $676.4 million, comprising $328.5 million of secured bank debt collateralized by vessels, $153.1 million of our 2027 Secured Notes collateralized by vessels, and $194.8 million under sale and leaseback financing transactions. As of June 30, 2026, 21 of our vessels were unencumbered.

Debt as at June 30, 2025 totaled $768.5 million, comprising $349.0 million of secured bank debt collateralized by vessels, $205.6 million of 2027 Secured Notes collateralized by vessels, and $213.9 million under sale and leaseback financing transactions. As of June 30, 2025, 16 of our vessels were unencumbered.

Interest and other finance expenses for the second quarter of 2026 were $9.4 million, down from $10.6 million for the prior year period. The decrease was due to the lower amortization expense of our deferred loan fees.

Interest and other finance expenses for the six-month period ended June 30, 2026 were $18.8 million, down from $20.5 million for the prior year period. Interest expense of 2025 included (i) a prepayment fee of $0.2 million following the full repayment of the Macquarie Credit Facility and (ii) the non-cash write off of deferred financing costs of $0.7 million on the full repayments of the Macquarie Credit Facility, the HCOB-CACIB Credit Facility and the ESUN Credit Facility.

Interest income for the second quarter of 2026 was $5.6 million, up from $4.7 million for the prior year period mainly due to higher invested amounts.

Interest income for the six-month period ended June 30, 2026 was $11.3 million, up from $7.9 million for the prior year period mainly due to higher invested amounts.

Other income, net

Other income, net was $1.9 million in the second quarter of 2026, up from $0.8 million in the comparative period.

Other income, net was $2.9 million in the six-month period ended June 30, 2026, down from $4.0 million in the comparative period.

Fair value adjustment on derivatives and other financial instruments

In December 2021, we entered into a USD 1-month LIBOR interest rate cap of 0.75% through the fourth quarter of 2026 on $484.1 million of floating rate debt, which reduces over time in-line with anticipated debt amortization and represented approximately half of the outstanding floating rate debt. In February 2022, we entered into two additional USD 1-month LIBOR interest rate caps of 0.75% through the fourth quarter of 2026 on the remaining balance of $507.9 million of floating rate debt. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps automatically transited to 1 month Compounded SOFR at a net rate of 0.64%. A negative fair value adjustment of $1.1 million for the six-month period ended June 30, 2026 was recorded through the statement of income.

In January 2026, we entered into a series of FX Reverse Convertible transactions with UBS AG to hedge our exposure to foreign exchange risk while also achieving improved interest income on deposits. These instruments are USD-denominated structured notes with returns linked to the EUR/USD exchange rate. We elected the Fair Value Option to measure these instruments.

Earnings Allocated to Preferred Shares

Our Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the second quarter of 2026 was $2.4 million, the same as in the prior year period.

The cost for the six months ended June 30, 2026 was $4.8 million, the same as in the prior year period.

Net Income Available to Common Shareholders

Net income available to common shareholders for the second quarter of 2026 was $89.3 million. Net income available to common shareholders for the prior year period was $93.1 million.

Earnings per share for the second quarter of 2026 was $2.48, a decrease of 5.0% from the earnings per share for the prior year period, which was $2.61.

Net income available to common shareholders for the six months ended June 30, 2026 was $180.7 million. Net income available to common shareholders for the prior year period was $214.1 million. Net income available to common shareholders for the prior year period included a $28.3 million gain from the sales of Tasman (5,900 TEU, built 2000), Akiteta (2,200 TEU, built 2002), and Keta (2,200 TEU, built 2003).

Earnings per share for the six months ended June 30, 2026 was $5.02, a decrease of 16.5% from the earnings per share for the prior year period, which was $6.01.

Normalized net income1 for the second quarter of 2026 was $89.3 million. Normalized net income for the prior year period was $95.1 million. Normalized earnings per share1 for the second quarter of 2026 was $2.48, a decrease of 7.1% from Normalized earnings per share for the prior year period, which was $2.67.

Normalized net income1 for the six months ended June 30, 2026 was $181.4 million. Normalized net income for the prior year period was $189.4 million. Normalized earnings per share1 for the six months ended June 30, 2026 was $5.04, a decrease of 5.3% from Normalized earnings per share for the prior year period, which was $5.32.

1 Adjusted EBITDA, Normalized net income, and Normalized earnings per share are non-U.S. GAAP financial measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. For reconciliations of these non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Fleet

As of June 30, 2026, our fleet consisted of (i) 71 operating containerships and (ii) 15 containerships under construction with scheduled deliveries between the fourth quarter of 2028 and the first quarter of 2030.

Operating Containerships

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $
CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	3Q28	1Q29	47,200
ZIM Norfolk (1)	9,115	31,764	2015	ZIM	2Q32	4Q32	65,000 (3)
Anthea Y (1)	9,115	31,890	2015	MSC	4Q28	4Q28	Footnote (4)
ZIM Xiamen (1)	9,115	31,820	2015	ZIM	3Q32	4Q32	65,000 (3)
Sydney Express (1)	9,019	31,254	2016	Hapag-Lloyd	3Q27	4Q29	Footnote (5)
Istanbul Express (1)	9,019	31,380	2016	Hapag-Lloyd	1Q28	2Q30	Footnote (5)
Bremerhaven Express (1)	9,019	31,319	2015	Hapag Lloyd	2Q27	3Q29	Footnote (5)
Czech (1)	9,019	31,319	2015	Hapag-Lloyd	2Q28	3Q30	Footnote (5)
MSC Tianjin	8,603	34,243	2005	MSC (6)	3Q30	1Q31	Footnote (6)
MSC Qingdao	8,603	34,586	2004	MSC (6)	4Q30	1Q31	Footnote (6)
GSL Ningbo	8,603	34,340	2004	MSC (7)	3Q30	1Q31	Footnote (7)
GSL Alexandra	8,599	37,809	2004	Maersk (8)	3Q28	4Q33	Footnote (8)
GSL Sofia	8,599	37,777	2003	Maersk (8)	2Q28	4Q33	Footnote (8)
GSL Effie	8,599	37,777	2003	Maersk (8)	3Q28	1Q34	Footnote (8)
GSL Lydia	8,599	37,777	2003	Maersk (8)	1Q28	3Q33	Footnote (8)
Lotus A	8,586	33,026	2010	CMA CGM	4Q26	3Q30	Footnote (9)
Koi	8,586	33,005	2011	CMA CGM	4Q26	3Q30	Footnote (9)
Cypress	8,586	33,026	2011	CMA CGM	4Q26	3Q30	Footnote (9)
GSL Eleni	7,847	29,261	2004	Maersk	4Q27	2Q29	Footnote (10)
GSL Kalliopi	7,847	29,261	2004	Maersk	1Q28	3Q29	Footnote (10)
GSL Grania	7,847	29,261	2004	Maersk	1Q28	3Q29	Footnote (10)
Colombia Express (1)	7,072	23,424	2013	Hapag-Lloyd	4Q28	1Q31	Footnote (11)
Panama Express (1)	7,072	23,424	2013	Hapag-Lloyd	4Q29	4Q31	Footnote (11)
Costa Rica Express (1)	7,072	23,424	2013	Hapag-Lloyd	2Q29	3Q31	Footnote (11)
Nicaragua Express (1)	7,072	23,424	2013	Hapag-Lloyd	3Q29	4Q31	Footnote (11)
Ateti (ex CMA CGM Berlioz) (12)	7,023	26,776	2001	MSC	2Q29	2Q29	Footnote (12)
Mexico Express (1)	6,918	23,970	2015	Hapag-Lloyd	3Q29	4Q31	Footnote (11)

Jamaica Express (1)	6,918	23,915	2015	Hapag-Lloyd	3Q29	4Q31	Footnote (11)
GSL Christen	6,858	27,954	2002	Maersk	4Q27	1Q28	Footnote (13)
GSL Nicoletta	6,858	28,070	2002	Maersk	1Q28	2Q28	Footnote (13)
Agios Dimitrios	6,572	24,931	2011	MSC	3Q30	4Q30	Footnote (6)
GSL Vinia	6,080	23,737	2004	Maersk	1Q28	4Q29	Footnote (14)
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	1Q28	3Q29	Footnote (14)
GSL Arcadia	6,008	24,859	2000	Footnote (15)	1Q29	2Q29	Footnote (15)
GSL Violetta	6,008	24,873	2000	Footnote (15)	1Q29	1Q29	Footnote (15)
GSL Maria	6,008	24,414	2001	Maersk (15)	1Q30	2Q30	12,700 (15)
GSL MYNY	6,008	24,876	2000	Footnote (15)	1Q29	2Q29	Footnote (15)
GSL Melita	6,008	24,859	2001	Maersk (15)	4Q29	4Q29	12,700 (15)
GSL Tegea	5,994	24,308	2001	Maersk (15)	4Q29	1Q30	12,700 (15)
GSL Dorothea	5,994	24,243	2001	Maersk (15)	4Q29	4Q29	12,700 (15)
Ian H	5,936	25,128	2000	COSCO	4Q27	4Q27	Footnote (16)
GSL Tripoli	5,470	22,109	2009	Maersk	3Q27	4Q27	17,250
GSL Kithira	5,470	22,259	2009	Maersk	4Q27	1Q28	17,250
GSL Tinos	5,470	22,068	2010	Maersk	3Q27	4Q27	17,250
GSL Syros	5,470	22,099	2010	Maersk	4Q27	4Q27	17,250
Orca I	5,308	20,633	2006	Footnote (17)	3Q28	4Q28	Footnote (17)
Dolphin II	5,095	20,596	2007	Footnote (17)	1Q28	2Q28	Footnote (17)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q29	4Q29	35,500 (18)
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q29	1Q30	35,500 (18)
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28	Footnote (19)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	Footnote (19)
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (19)
CMA CGM America	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (19)
GSL Rossi	3,421	16,309	2012	Maersk	1Q29	2Q29	Footnote (20)
GSL Alice	3,421	16,543	2014	CMA CGM	2Q28	3Q28	31,000
GSL Eleftheria	3,421	16,642	2013	Maersk	3Q28	4Q28	33,000
GSL Melina	3,421	16,703	2013	Maersk	4Q29	1Q30	29,900 (21)
Athena I	2,980	13,538	2003	MSC	2Q27	3Q27	Footnote (22)
GSL Valerie	2,824	11,971	2005	ZIM	2Q27	3Q27	27,000
GSL Mamitsa	2,824	11,949	2007	RCL	1Q28	2Q28	28,000
GSL Lalo	2,824	11,950	2006	MSC	2Q27	3Q27	Footnote (23)
GSL Mercer	2,824	11,970	2007	ONE	1Q27	2Q27	24,500
GSL Elizabeth	2,741	11,530	2006	Maersk	3Q28	4Q28	20,360 (24)
Newyorker	2,635	11,463	2001	Maersk	2Q27	3Q27	26,000
Nikolas	2,635	11,370	2000	CMA CGM	1Q27	2Q27	26,000
GSL Chloe	2,546	12,212	2012	ONE	1Q27	2Q27	24,500
GSL Maren	2,546	12,243	2014	OOCL	2Q28	3Q28	Footnote (25)
Maira	2,506	11,453	2000	CMA CGM	1Q27	2Q27	26,000
Manet (28)	2,288	11,534	2001	OOCL	3Q26	4Q26	24,000
Kumasi (28)	2,220	11,652	2002	MSC	4Q26	1Q27	Footnote (26)
Julie (28)	2,207	11,731	2002	MSC	3Q27	3Q27	Footnote (27)

(1)	Modern design, high reefer capacity, fuel-efficient “ECO” vessel.
(2)
In many instances, charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to June 30, 2026, plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.

(3)
Zim Norfolk and Zim Xiamen were forward extended for 60 – 63 months. The extensions are expected to commence between 2Q-3Q 2027 and are expected to generate average annualized Adjusted EBITDA of approximately $13.5 million per ship.

(4)	Anthea Y is fixed for 36 months +/- 30 days and is chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $12.6 million.
(5)
Sydney Express, Istanbul Express, Bremerhaven Express and Czech were contracted for purchase in 4Q 2024, with three vessels delivered in December 2024 and the fourth in January 2025. Contract cover for each vessel is for a varied median firm duration extending for an average of 1.7 years, or up to an average of 5.1 years if all charterers’ options are exercised. Sydney Express, Istanbul Express, Bremerhaven Express and Czech charters are expected to generate average annualized Adjusted EBITDA of approximately $9.5 million per ship. 12-month extension options were exercised in 3Q 2025 for Bremerhaven Express and Sydney Express. 12-month extension options were exercised in 2Q 2026 for Istanbul Express and Czech.

(6)
MSC Tianjin, MSC Qingdao and Agios Dimitrios charters are expected to generate average annualized Adjusted EBITDA of approximately $6.9 million, $8.1 million, and $5.9 million, respectively. MSC Tianjin, MSC Qingdao and Agios Dimitrios were forward fixed for 36 – 38 months with the new charters expected to commence between 3Q-4Q 2027. MSC Tianjin, MSC Qingdao and Agios Dimitrios new charters are expected to generate average annualized Adjusted EBITDA of approximately $7.8 million, $7.8 million, and $7.1 million, respectively. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).

(7)
GSL Ningbo is chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $16.5 million. GSL Ningbo is forward fixed for 36 – 38 months with the new charter expected to commence on 3Q 2027 and is expected to generate average annualized Adjusted EBITDA of approximately $7.8 million.

(8)
GSL Alexandra, GSL Sofia, GSL Effie and GSL Lydia. After the initial charter period, extension options were exercised by charterers at rates expected to generate average annualized Adjusted EBITDA of approximately $4.9 million per ship. Thereafter, the ships have been forward fixed for approximately 24 months, with the new charters expected to commence in 3Q 2026 and generate average annualized Adjusted EBITDA of approximately $8.1 million per ship. During 2Q 2026, GSL Alexandra, GSL Sofia, GSL Lydia and GSL Effie were further forward fixed for 36 – 38 months plus optional period of 24 – 26 months to commence after drydocking at rates expected to generate average annualized Adjusted EBITDA of approximately $5.6 million per ship. The new charters (firm period plus two-year option) may be cancelled by charterers at any time up to April 1, 2027.

(9)
Lotus A and Koi were delivered to our fleet on December 12, 2025, and December 29, 2025, respectively. Cypress was delivered on January 9, 2026. Lotus A, Koi and Cypress charters have flexible durations, with latest redeliveries in mid-2030, and are expected to generate average annualized Adjusted EBITDA of approximately $3.5 million, $3.1 million, and $3.1 million respectively.

(10)
GSL Eleni, GSL Kalliopi and GSL Grania, are chartered for 35 – 38 months, after which the charterer has the option to extend each charter for a further 12 – 16 months. Each charter is expected to generate average annualized Adjusted EBITDA of approximately $9.6 million for the firm period.

(11)
Colombia Express (ex Mary), Panama Express (ex Kristina), Costa Rica Express (ex Katherine), Nicaragua Express (ex Alexandra), Mexico Express (ex Alexis), Jamaica Express (ex Olivia I) are fixed to Hapag-Lloyd for 60 months +/- 45 days, followed by two periods of 12 months each at the option of the charterer. The charters are expected to generate average annualized Adjusted EBITDA of approximately $13.1 million per ship.

(12)	Ateti (ex CMA CGM Berlioz) is fixed for 36 – 38 months. The charter commenced in 2Q 2026 and is expected to generate average annualized Adjusted EBITDA of approximately $6.8 million.
(13)	GSL Nicoletta and GSL Christen charters are expected to generate average annualized Adjusted EBITDA of approximately $11.3 million per ship.
(14)
GSL Vinia and GSL Christel Elizabeth are chartered for 36 – 40 months, after which the charterer has the option to extend each charter for a further 12 – 15 months. The charters are expected to generate average annualized Adjusted EBITDA of approximately $11.2 million per ship for the firm period and $5.8 million per ship for the option period.

(15)
GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered in 2021, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey. The first extension options have been exercised for all seven ships. Second extension options were exercised in January 2025 for GSL Dorothea, GSL Arcadia, GSL Melita and GSL Tegea, in April 2025 for GSL MYNY and in September 2025 for GSL Maria. The vessels were forward fixed for 36 – 38 months to a leading liner company. GSL Arcadia, GSL Violetta and GSL MYNY new charters commenced in 1Q 2026. The remaining new charters are expected to commence between 4Q 2026 and 1Q 2027. The new charters are expected to generate average annualized Adjusted EBITDA of approximately $5.6 million per ship.

(16)	Ian H charter is expected to generate average annualized Adjusted EBITDA of approximately $10.3 million.
(17)	Dolphin II and Orca I are fixed to a leading liner company. Each charter is expected to generate average annualized Adjusted EBITDA of approximately $10.0 million per ship.
(18)
GSL Château d’If and CMA CGM Alcazar were forward fixed for 36 – 38 months. The new charters are expected to commence between 3Q-4Q 2026 and are expected to generate average annualized Adjusted EBITDA of approximately $9.2 million per ship.

(19)	GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America are chartered at rates expected to generate average annualized Adjusted EBITDA of approximately $11.2 million per ship.
(20)	GSL Rossi is fixed for 35 – 37 months. The new charter commenced in 1Q 2026 and is expected to generate average annualized Adjusted EBITDA of approximately $7.5 million.
(21)	GSL Melina was forward fixed for 35 – 37 months. The new charter is expected to commence in 4Q 2026 and to generate average annualized Adjusted EBITDA of approximately $7.5 million.
(22)
Athena I (ex Athena) is fixed for 24 – 30 months. The charter is expected to generate average annualized Adjusted EBITDA of approximately $5.7 million. On June 14, 2026, Athena was renamed to Athena I.

(23)	GSL Lalo. The charter is expected to generate average annualized Adjusted EBITDA of approximately $5.5 million.
(24)	GSL Elizabeth was forward fixed for 24 – 27 months. The new charter is expected to commence in 3Q 2026 and is expected to generate average annualized Adjusted EBITDA of approximately $7.3 million.

(25)	GSL Maren is fixed in direct continuation for 24 – 26 months. The charter commenced in 2Q 2026 and is expected to generate average annualized Adjusted EBITDA of approximately $7.3 million.
(26)	Kumasi is chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $4.4 million.
(27)	Julie. The charter is expected to generate average annualized Adjusted EBITDA of approximately $2.9 million.
(28)
During 2Q 2026, the Company entered into agreements for the forward sales of four ships, Ian H, Manet, Kumasi and Julie, for an aggregate sale price of $65.5 million. The ships are scheduled to be delivered to buyers upon expiry of their respective charters 4Q 2026 - 4Q 2027.

Newbuildings Under Construction

Vessel Name	Vessel Type	Expected Delivery
Hull 1	Container	4Q28
Hull 2	Container	2Q29
Hull 3	Container	3Q29
Hull 4	Container	2Q29
Hull 5	Container	3Q29
Hull 6	Container	3Q29
Hull 7	Container	3Q29
Hull 8	Container	4Q29
Hull 9	Container	4Q29
Hull 10	Container	4Q29
Hull 11	Container	1Q30
Hull 12	Container	1Q29
Hull 13	Container	1Q29
Hull 14	Container	2Q29
Hull 15	Container	2Q29

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company's results for the three and six months ended June 30, 2026 today, Wednesday, August 5, 2026 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (646) 307-1963 or (800) 715-9871; Event ID: 2443665

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20-F

The Company’s Annual Report for 2025 was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2026. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the SEC’s website at www.sec.gov. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, c/o GSL Enterprises Ltd., 9 Irodou Attikou Street, Kifisia, Athens, 14561.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

Our operating fleet of 71 containerships as of June 30, 2026, had an average age weighted by TEU capacity of 18.4 years. 41 ships are wide-beam Post-Panamax. As of June 30, 2026, our fleet also included 15 newbuilding containerships under construction with scheduled deliveries between the fourth quarter of 2028 and the first quarter of 2030.

As of June 30, 2026, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, including our Newbuildings, was 3.3 years on a TEU-weighted basis. Contracted revenue, including our Newbuildings, on the same basis was $3.2 billion. Contracted revenue was $4.1 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 4.4 years.

Reconciliation of Non-U.S. GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, we use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business and financial performance than U.S. GAAP measures alone. In addition, we believe that the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items or items outside of our control.

We believe that the presentation of the following non-U.S. GAAP financial measures is useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

A.	Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, depreciation and amortization, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for stock based compensation, fair value adjustment on derivative assets and other financial instruments, income tax, and the effect of the straight lining of time charter modifications. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure due to the inherent difficulty in accurately forecasting and quantifying certain amounts necessary for such reconciliation, and we are not able to provide such reconciliation of such forward-looking non-U.S. GAAP financial measure without unreasonable effort and expense.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

		Three	Three	Six	Six
		months ended	months ended	months ended	months ended
		June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025

Net income available to Common Shareholders		89,292	93,053	180,737	214,063

Adjust:	Depreciation and amortization	34,189	30,328	67,661	60,121
	Loss/(gain) on sale of vessels	-	115	-	(28,343)
	Amortization of intangible liabilities	(6,425)	(3,319)	(12,672)	(6,533)
	Fair value adjustment on derivative assets and other financial instruments	227	1,208	1,127	2,831
	Interest income	(5,606)	(4,676)	(11,272)	(7,871)
	Interest expense	9,440	10,596	18,779	20,463
	Stock based compensation	5,079	2,122	10,998	4,244
	Earnings allocated to preferred shares	2,384	2,384	4,768	4,768
	Effect from straight lining time charter modifications	2,786	2,372	4,425	2,738
Adjusted EBITDA		131,366	134,183	264,551	266,481

B.	Normalized net income

Normalized net income represents net income available to common shareholders after adjusting for certain non-recurring items. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME – UNAUDITED
(thousands of U.S. dollars)

		Three	Three	Six	Six
		months ended	months ended	months ended	months ended
		June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025

Net income available to Common Shareholders		89,292	93,053	180,737	214,063

Adjust:	Fair value adjustment on derivative assets and other financial instruments	227	1,208	1,127	2,831
	Loss/(gain) on sale of vessels	-	115	-	(28,343)
	Accelerated write off of deferred financing charges related to full repayment of ESUN Credit Facility	-	-	-	102
	Accelerated write off of deferred financing charges related to full repayment of Macquarie Credit Facility	-	216	-	216
	Accelerated write off of deferred financing charges related to full repayment of HCOB-CACIB Credit Facility	-	382	-	382
	Prepayment fee on full repayment of Macquarie Credit Facility	-	175	-	175
	Amortization of original issue discount	(258)	-	(513)	-
Normalized net income		89,261	95,149	181,351	189,426

C.	Normalized Earnings per Share

Normalized Earnings per Share represents Earnings per Share after adjusting for certain non-recurring items. Normalized Earnings per Share is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported Earnings per Share for items that do not affect operating performance or operating cash generated. Normalized Earnings per Share is not defined in U.S. GAAP and should not be considered to be an alternate to Earnings per Share as reported or any other financial metric required by such accounting principles. Our use of Normalized Earnings per Share may vary from the use of similarly titled measures by others in our industry.

NORMALIZED EARNINGS PER SHARE – UNAUDITED

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025

EPS as reported (USD)	2.48	2.61	5.02	6.01
Normalized net income adjustments-Class A common shares (in thousands USD)	(31)	2,096	614	(24,637)
Weighted average number of Class A Common shares	36,035,434	35,612,413	36,005,151	35,598,601
Adjustment on EPS (USD)	0.00	0.06	0.02	(0.69)
Normalized EPS (USD)	2.48	2.67	5.04	5.32

Dividend Policy

The declaration and payment of dividends will be subject at all times to the discretion of the Company’s Board of Directors. The timing and amount of dividends, if any, will depend on the Company’s earnings, financial condition, cash flow, capital requirements, growth opportunities, restrictions in its loan agreements and financing arrangements, the provisions of Marshall Islands law affecting the payment of dividends, and other factors. For further information on the Company’s dividend policy, please see its most recent Annual Report on Form 20-F.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “should”, “project”, “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;

•
geo-political events such as the war in Iran and disruption to the Strait of Hormuz, war between Russia and Ukraine; ongoing tensions between Israel and Hamas, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and China, and ongoing political unrest and conflicts in the Middle East and other regions throughout the world;

•	the disruptions of shipping routes, including due to the closure of the Strait of Hormuz, lower water levels in the Panama Canal and the ongoing attacks by Houthis in the Red Sea;

•	public health threats, pandemics, epidemics, and other disease outbreaks around the world and governmental responses thereto;

•	the financial condition of our charterers and their ability and willingness to pay charterhire to us in accordance with the charters and our expectations regarding the same;

•	the overall health and condition of the U.S. and global financial markets;

•
changes in tariffs, trade barriers, and embargos, including uncertainty surrounding the imposition and legality of tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries;

•	uncertainties surrounding recently implemented and suspended port fee regimes in the United States and China that may be applicable to a number of our vessels;

•
our financial condition and liquidity, including our ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and our ability to meet our financial covenants and repay our borrowings;

•	our expectations relating to dividend payments and expectations of our ability to make such payments including the availability of cash and the impact of constraints under our loan agreements;

•	future acquisitions, business strategy and expected capital spending;

•
operating expenses, availability of key employees, crew, number of off-hire days, drydocking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;

•	our ability to realize expected benefits from our acquisition of secondhand vessels;

•	our ability to capitalize on our management’s and directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	changes in laws and regulations (including environmental rules and regulations);

•	potential liability from future litigation; and

•	other important factors described from time to time in the reports we file with the SEC.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.
Interim Unaudited Condensed Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars except share data)

	As of,
	June 30, 2026	December 31, 2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$388,599	$273,876
Time deposits	110,450	199,100
Restricted cash	51,326	50,520
Accounts receivable, net	50,500	49,887
Inventories	22,357	14,600
Prepaid expenses and other current assets	20,483	33,623
Derivative assets and other financial instruments	22,954	5,234
Due from related parties	1,309	148
Total current assets	$667,978	$626,988
NON - CURRENT ASSETS
Vessels in operation	$1,966,440	$1,962,888
Advances for vessels' acquisitions, vessels under construction and other additions	129,383	35,961
Deferred dry dock and special survey costs, net	111,766	110,936
Other non - current assets	8,565	10,830
Restricted cash and other instruments, net of current portion	98,664	113,600
Total non - current assets	2,314,818	2,234,215
TOTAL ASSETS	$2,982,796	$2,861,203
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$71,639	$61,912
Accrued liabilities	41,637	47,727
Current portion of long-term debt	154,504	147,567
Current portion of deferred revenue	45,482	48,885
Due to related parties	740	692
Total current liabilities	$314,002	$306,783
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$517,260	$541,575
Intangible liabilities-charter agreements	96,443	90,054
Deferred revenue, net of current portion	108,383	121,707
Total non - current liabilities	722,086	753,336
Total liabilities	$1,036,088	$1,060,119
Commitments and Contingencies	-	-
SHAREHOLDERS' EQUITY
Class A common shares – authorized 214,000,000 shares with a $0.01 par value 36,035,434 shares issued and outstanding (2025 – 35,913,628 shares)	$360	$359
Series B Preferred Shares – authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2025 – 43,592 shares)	-	-
Additional paid in capital	705,328	694,331
Retained earnings	1,240,348	1,104,617
Accumulated other comprehensive income	672	1,777
Total shareholders' equity	1,946,708	1,801,084
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,982,796	$2,861,203

Global Ship Lease, Inc.
Interim Unaudited Condensed Consolidated Statements of Income
(Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
OPERATING REVENUES
Time charter revenues	$192,264	$188,540	$384,096	$376,301
Amortization of intangible liabilities-charter agreements	6,425	3,319	12,672	6,533
Total Operating Revenues	198,689	191,859	396,768	382,834

OPERATING EXPENSES:
Vessel operating expenses (including $6,457 and $5,858 for each of the three month periods ended June 30, 2026 and 2025, respectively, and $12,989 and $11,466 for each of the six month periods ended June 30, 2026 and 2025, respectively, to related party)	56,994	50,511	109,712	100,519
Time charter and voyage expenses (including $2,269 and $1,787 for each of the three month periods ended June 30, 2026 and 2025, respectively, and $4,477 and $3,719 for each of the six month periods ended June 30, 2026 and 2025, respectively, to related party)	6,464	5,074	12,088	11,603
Depreciation and amortization	34,189	30,328	67,661	60,121
General and administrative expenses	7,175	4,069	16,022	8,674
Loss/(gain) on sale of vessels	-	115	-	(28,343)
Operating Income	93,867	101,762	191,285	230,260

NON-OPERATING INCOME/(EXPENSES)
Interest income	5,606	4,676	11,272	7,871
Interest and other finance expenses	(9,440)	(10,596)	(18,779)	(20,463)
Other income, net	1,870	803	2,854	3,994
Fair value adjustment on derivative asset and other financial instruments	(227)	(1,208)	(1,127)	(2,831)
Total non-operating expenses	(2,191)	(6,325)	(5,780)	(11,429)
Income before income taxes	91,676	95,437	185,505	218,831
Income taxes	-	-	-	-
Net Income	91,676	95,437	185,505	218,831
Earnings allocated to Series B Preferred Shares	(2,384)	(2,384)	(4,768)	(4,768)
Net Income available to Common Shareholders	$89,292	$93,053	$180,737	$214,063

Global Ship Lease, Inc.
Interim Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Cash flows from operating activities:
Net income	$91,676	$95,437	$185,505	$218,831
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$34,189	$30,328	$67,661	$60,121
Loss/(gain) on sale of vessels	-	115	-	(28,343)
Amortization of derivative assets' premium	443	857	1,048	1,949
Amortization of deferred financing costs	607	1,342	1,239	2,257
Amortization of original issue discount on instruments	(258)	(3,319)	(513)	-
Amortization of intangible liabilities-charter agreements	(6,425)	1,208	(12,672)	(6,533)
Fair value adjustment on derivative asset/financial instruments	227	175	1,127	2,831
Prepayment fees on debt repayment	-	-	-	175
Stock-based compensation expense	5,079	2,122	10,998	4,244
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable and other assets	$10,919	$(3,227)	$14,793	$(10,242)
(Increase)/decrease in inventories	(7,516)	(1,742)	(7,757)	825
Decrease/(increase) in derivative assets and other financial instruments	12,000	-	(21,000)	(194)
Increase in accounts payable and other liabilities	8,785	7,815	2,796	13,740
(Increase)/decrease in related parties' balances, net	(491)	274	(1,112)	(504)
Decrease in deferred revenue	(8,808)	(1,346)	(16,725)	(10,006)
Payments for drydocking and special survey costs	(14,085)	(10,804)	(18,766)	(27,104)
Unrealized foreign exchange loss/(gain)	1	(2)	(3)	-
Net cash provided by operating activities	$126,343	$119,233	$206,619	$222,047
Cash flows from investing activities:
Acquisition of vessels	$-	$-	$-	$(61,541)
Cash paid for vessel expenditures	(812)	(2,537)	(1,574)	(9,799)
Advances for vessels' acquisitions, vessels under construction and other additions	(125,171)	(1,941)	(125,225)	(2,348)
Net proceeds from sale of vessels	-	(743)	-	53,483
Time deposits and other instruments (acquired)/withdrawn	(16,780)	(4,550)	88,650	11,150
Net cash used in investing activities	$(142,763)	$(9,771)	$(38,149)	$(9,055)
Cash flows from financing activities:
Proceeds from drawdown of credit facilities/sale and leaseback	55,500	85,000	55,500	218,500
Repayment of credit facilities/sale and leaseback	(36,891)	(29,892)	(73,783)	(70,889)
Prepayment of debt including prepayment fees	-	(64,493)	-	(70,393)
Deferred financing costs paid	(333)	(850)	(333)	(2,185)
Net proceeds from offering of Class A common shares, net of offering costs	40	-	-	-
Class A common shares-dividend paid	(22,522)	(18,763)	(45,006)	(34,806)
Series B preferred shares-dividend paid	(2,384)	(2,384)	(4,768)	(4,768)
Net cash (used in)/provided by financing activities	$(6,590)	$(31,382)	$(68,390)	$35,459
Net (decrease)/increase in cash and cash equivalents and restricted cash	(23,010)	78,080	100,080	248,451
Cash and cash equivalents and restricted cash at beginning of the period	462,430	417,995	339,340	247,624
Cash and cash equivalents and restricted cash at end of the period	$439,420	$496,075	$439,420	$496,075
Supplementary Cash Flow Information:
Cash paid for interest	9,564	11,846	20,035	23,061
Cash received from interest rate caps	1,703	4,641	4,067	9,133
Non-cash investing activities:
Acquisition of vessels and intangibles	-	-	19,061	15,987
Non-cash financing activities:
Unrealized loss on derivative assets/ FX option	(947)	(2,459)	(2,153)	(5,960)